Exhibit 99.1
[LOGO] ZARKLINK
       SEMICONDUCTOR                                                NEWS RELEASE

Zarlink Releases Second Quarter Fiscal 2009 Results

o     Earnings per share of US$0.05 exceeds guidance range of US$0.01--US$0.03

OTTAWA, CANADA, October 22, 2008 - Zarlink Semiconductor Inc. (TSX:ZL) today issued results for the Fiscal 2009 second quarter ended September 26, 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      Second quarter revenue was US$61.8 million, up 2 percent compared with revenue of US$60.5 million in the Fiscal 2009 first quarter, and up approximately 25 percent compared with revenue of US$49.6 million in the second quarter of Fiscal 2008. Zarlink recorded net income of US$7.2 million or US$0.05 per share, exceeding expected second quarter earnings of US$0.01 to US$0.03 per share. The Company recorded Fiscal 2009 first quarter net income of US$1.1 million or US$0.00 per share, and a net loss of US$15.9 million or US$0.13 per share in the Fiscal 2008 second quarter.

      "I am pleased with the progress made this quarter, and believe we have successfully positioned the Company to target markets where we expect continued customer investments, such as voice-over-packet, medical telemetry and high-speed optical interconnect," said Kirk Mandy, President and CEO, Zarlink Semiconductor. "The current global economic slowdown has created limited visibility for revenue in the third quarter and beyond. However, our focus on the above market opportunities and firm cost control should allow Zarlink to be profitable in the third quarter."

      Second quarter results include a gain of US$2.4 million related to income tax recovery, and integration and severance costs of US$1.2 million related to the acquisition of Legerity (US$0.8 million in cost of good sold, US$0.3 million in S&A, and US$0.1 million in R&D). At the end of the second quarter, cash and short-term investments increased to US$46.1 million and restricted cash was US$15.5 million. This compares to cash and short-term investments of US$40.3 million and restricted cash of US$17.3 million at the end of the Fiscal 2009 first quarter.

Business review

      Revenue from Zarlink's Communication Products group was US$39.7 million compared with revenue of US$39.1 million in the previous quarter. The acquisition of Legerity Holdings, Inc. accounted for US$24.6 million in revenue in the second quarter, compared to US$23.2 million in the Fiscal 2009 first quarter.

      Medical Products revenue in the second quarter of Fiscal 2009 was US$7.8 million, compared with US$9.2 million in the previous quarter. Optical Products revenue in the second quarter was US$6.8 million, compared with US$6.2 million in the Fiscal 2009 first quarter. Custom and Other revenue in the second quarter of Fiscal 2009 was US$7.5 million, compared with Fiscal 2009 first quarter of US$6.0 million.

      The Company made several important corporate and technology announcements in the second quarter, including:

o The appointment of Dr. Adam Chowaniec as vice-chair of Zarlink's Board of Directors;

o The introduction of the VoiceEdge VE792 Next-Generation Chipset (NGCC), a chipset solution that supports carrier-class video and voice services over Internet Protocol (IP) networks, in combination with carrier-grade line testing and low power consumption.

On October 21st, 2008, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on December 23rd, 2008 to preferred shareholders of record as of December 5th, 2008. This dividend is fully eligible for Canadian tax purposes.

Review of Operations

      Gross margin in the second quarter was 50%, which included integration costs of US$0.8 million. This compares with gross margin of 46% in the previous quarter, which included integration costs of US$1.3 million.

      R&D expenses in the second quarter were US$11.2 million or 18% of revenue, which included integration costs of US$0.1 million. This compares with R&D expenses in the previous quarter of US$12.0 million or 20% of revenue.

      S&A expenses in the second quarter were US$13.6 million or 22% of revenue, which included proxy contest costs of US$1.2 million and severance and integration costs of US$0.3 million. This compares with Fiscal 2009 first quarter S&A expenses of US$12.4 million or 20% of revenue, which included severance and integration costs of US$0.1 million.

      In addition, second quarter earnings include a US$1.9 million non-cash foreign exchange gain related mainly to Zarlink's Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.97 at September 26, 2008.

Third Quarter Fiscal 2009 Guidance

      The opening backlog at the start of the Fiscal 2009 third quarter was approximately US$53 million, compared with a US$56 million opening backlog in the second quarter. Given current economic uncertainties, Zarlink is forecasting Fiscal 2009 third quarter revenue will be between US$53 million and US$58 million. Gross margins are expected to be 49% to 51% and operating expenses are expected to be approximately US$23 million to US$24 million excluding amortization of intangibles. Excluding any potential impact of foreign exchange gains/losses related to the Company's Canadian dollar denominated debenture, Zarlink expects second quarter earnings of between break-even and US$0.02 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and anticipated economic slow down, may increase our operating costs or reduce our revenue; thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Access the call by dialing 1-800-733-7571 or 416-644-3414. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 21285785# or 416-640-1917, passcode 21285785#. The replay is available until midnight November 5th, 2008. A live audio webcast will be available through www.marketwire.com (Marketwire) or from the Company's website at www.zarlink.com.

                                     - 30 -

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                   Three months ended           Six months ended
                                           --------------------------------   ---------------------
                                           Sept. 26,    June 27,  Sept. 28,   Sept. 26,   Sept. 28,
                                              2008        2008      2007        2008        2007
                                           --------------------------------   ---------------------
Revenue                                    $    61.8   $   60.5   $    49.6   $   122.3   $    80.2
Cost of revenue                                 31.2       32.9        27.0        64.1        44.4
                                           --------------------------------   ---------------------
Gross margin                                    30.6       27.6        22.6        58.2        35.8
                                           --------------------------------   ---------------------
Expenses:
   Research and development                     11.2       12.0        12.0        23.2        20.8
   Selling and administrative                   13.6       12.4        13.6        26.0        23.5
   Acquired in-process R&D                       --         --         20.3         --         20.3
   Amortization of intangible assets             1.9        1.8         1.2         3.7         1.4
   Contract impairment & other                   --         --          0.7         --          1.2
                                           --------------------------------   ---------------------
                                                26.7       26.2        47.8        52.9        67.2
                                           --------------------------------   ---------------------
Operating income (loss)                          3.9        1.4       (25.2)        5.3       (31.4)

Gain on sale of Mitel investment                 --         --         12.9         --         12.9
Gain on sale of assets                           --         0.9        --           0.9         --
Interest income                                  0.3        0.4         0.9         0.7         2.4
Interest expense                                (1.1)      (1.2)       (0.7)       (2.3)       (0.7)
Amortization of debt issue costs                (0.2)      (0.2)       (0.1)       (0.4)       (0.1)
Foreign exchange gain (loss)                     1.9       (0.3)       (3.5)        1.6        (3.8)
                                           --------------------------------   ---------------------
Income (loss) before income taxes                4.8        1.0       (15.7)        5.8       (20.7)
Income tax recovery (expense)                    2.4        0.1        (0.2)        2.5        (0.2)
                                           --------------------------------   ---------------------
Net income (loss)                          $     7.2   $    1.1   $   (15.9)  $     8.3   $   (20.9)
                                           --------------------------------   ---------------------
Net income (loss) attributable to common
  shareholders                             $     6.5   $    0.4   $   (16.7)  $     6.9   $   (22.8)
                                           ================================   =====================
Net income (loss) per common share:
     Basic and diluted                     $     0.05  $    --    $   (0.13)  $     0.05  $   (0.18)
                                           ================================   =====================
Weighted average number of common shares
  outstanding (millions):
   Basic                                       125.6      127.2       127.3       126.4       127.3
   Diluted                                     157.7      127.2       127.3       158.6       127.3

Percentage of revenue:
   Gross margin                                 50%        46%         46%         48%         45%
   Research and development                     18%        20%         24%         19%         26%
   Selling and administrative                   22%        20%         27%         21%         29%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                           Three months ended            Six months ended
                                                    --------------------------------   ---------------------
                                                    Sept. 26,    June 27,  Sept. 28,   Sept. 26,   Sept. 28,
                                                      2008         2008      2007        2008        2007
                                                      ------------------------------   ---------------------
CASH PROVIDED BY (USED IN)
Operating activities:
    Net income (loss)                                 $  7.2     $  1.1     $(15.9)     $  8.3     $(20.9)
    Depreciation of fixed assets                         1.2        1.2        1.5         2.4        2.7
    Amortization of intangible assets                    1.9        1.8        1.2         3.7        1.4
   Stock compensation expense                            0.5        0.5        0.5         1.0        1.0
   Other non-cash changes in operating activities       (0.9)      (0.3)      10.9        (1.2)      10.9
   Deferred income taxes                                 1.0       (0.1)       1.8         0.9        1.4
   Decrease (increase) in working capital:
    Trade accounts and other receivables                (2.9)      (2.8)      (5.3)       (5.7)      (3.6)
    Inventories                                          0.6        0.4       (1.0)        1.0       (2.3)
    Prepaid expenses and other                           0.2        1.3       (0.9)        1.5       (0.6)
    Payables and accrued liabilities                    (2.1)      (2.7)       1.8        (4.8)      (2.1)
    Deferred credits                                     2.3       (0.3)       1.2         2.0        1.1
                                                      ----------------------------      -----------------
Total                                                    9.0        0.1       (4.2)        9.1      (11.0)
                                                      ----------------------------      -----------------
Investing activities:
   Acquisition of business                               --         --      (135.9)        --      (135.9)
   Matured short-term investments                        --         --         3.3         --         3.3
   Expenditures for fixed assets                        (0.7)      (1.6)      (1.7)       (2.3)      (2.4)
   Proceeds from sale of investment                      --         --        12.9         --        12.9
   Proceeds from disposal of fixed assets                --         1.0        --          1.0        --
                                                      ----------------------------      -----------------
Total                                                   (0.7)      (0.6)    (121.4)       (1.3)    (122.1)
                                                      ----------------------------      -----------------
Financing activities:
   Increase in long term debt                            --         --        74.5         --        74.5
   Payment of dividends on preferred shares             (0.6)      (0.5)      (0.6)       (1.1)      (1.2)
   Repurchase of preferred shares                       (0.4)      (0.5)      (1.1)       (0.9)      (1.6)
   Repurchase of common shares                          (1.0)      (0.8)      --          (1.8)      --
   Debt issue costs                                      --         --        (3.5)        --        (3.5)
   Decrease in restricted cash and cash equivalents      --         --         --          --         --
                                                      ----------------------------      -----------------
Total                                                   (2.0)      (1.8)      69.3        (3.8)      68.2
                                                      ----------------------------      -----------------
Effect of currency translation on cash                  (0.5)       --         1.1        (0.5)       1.2
Increase (decrease) in cash and cash equivalents         5.8       (2.3)     (55.2)        3.5      (63.7)
Cash and cash equivalents, beginning of period          40.1       42.4      102.8        42.4      111.3
                                                      ----------------------------      -----------------
Cash and cash equivalents, end of period              $ 45.9     $ 40.1     $ 47.6      $ 45.9     $ 47.6
                                                      ============================      =================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                            Sept. 26,    June 27,    March 28,
                                                               2008        2008        2008
                                                            ---------    --------    ---------
ASSETS

Current assets:
   Cash and cash equivalents                                  $ 45.9      $ 40.1      $ 42.4
   Short-term investments                                        0.2         0.2         0.2
   Restricted cash and cash equivalents                         15.5        17.3        17.3
   Trade accounts receivable - net                              30.6        27.7        23.4
   Other receivables - net                                       8.5         8.5        10.0
   Inventories                                                  27.8        28.4        28.8
   Prepaid expenses and other                                    6.7         6.9         8.2
   Deferred tax assets - current portion                         1.1         1.2         1.3
   Current assets held for sale                                  3.1         3.1         3.1
                                                              ------      ------      ------
                                                               139.4       133.4       134.7
Fixed assets - net                                              13.4        14.3        14.7
Deferred income tax assets - net                                 6.6         7.6         7.5
Goodwill                                                        46.9        46.9        46.9
Intangible assets - net                                         52.8        54.6        56.5
Other assets                                                     3.2         3.4         3.6
                                                              ------      ------      ------
                                                              $262.3      $260.2      $263.9
                                                              ======      ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                     $ 17.5      $ 13.9      $ 13.3
   Employee-related accruals                                    10.4        11.9        12.7
   Income and other taxes payable                                0.4         0.4         0.4
   Current portion of provisions for exit activities             1.1         3.2         3.5
   Other accrued liabilities                                     8.0         6.7         9.6
   Deferred credits                                              2.5         0.3         0.6
   Deferred income tax liabilities - current portion            --           0.1         0.1
                                                              ------      ------      ------
                                                                39.9        36.5        40.2

Long-term debt - convertible debentures                         76.2        77.8        77.4
Long-term portion of provisions for exit activities              0.3         0.4         0.4
Pension liabilities                                             17.8        19.9        19.9
Deferred income tax liabilities - long-term portion             --           0.1         0.2
Long-term accrued income taxes                                   7.2        10.7        10.9
Other long-term liabilities                                      0.9         0.9         0.8
                                                              ------      ------      ------
                                                               142.3       146.3       149.8
                                                              ------      ------      ------
Redeemable preferred shares, unlimited shares authorized;
  1,104,000 shares issued and outstanding as at
  September 26, 2008                                            14.1        14.4        14.7
                                                              ------      ------      ------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  125,425,682 shares issued and outstanding as at
  September 26, 2008                                           756.9       763.1       768.5
Additional paid-in capital                                      15.6        10.0         5.1
Deficit                                                       (631.2)     (637.8)     (638.4)
Accumulated other comprehensive loss                           (35.4)      (35.8)      (35.8)
                                                              ------      ------      ------
                                                               105.9        99.5        99.4
                                                              ------      ------      ------
                                                              $262.3      $260.2      $263.9
                                                              ======      ======      ======

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:
-----------------------

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                        Three Months                 Three Months                Three Months
                           Ended          % of          Ended         % of          Ended         % of
                       Sept. 26, 2008     Total     June 27, 2008     Total     Sept. 28, 2007    Total
                       --------------     -----     -------------     -----     --------------    -----
Asia - Pacific             $32.8            53%         $29.5           49%          $26.3          53%
Europe                      15.1            24           17.0           28            12.6          25
Americas                    13.9            23           14.0           23            10.7          22
                           -----           ---          -----          ---           -----         ---
                           $61.8           100%         $60.5          100%          $49.6         100%
                           =====           ===          =====          ===           =====         ===

                                                      Six Months                  Six Months
                                                        Ended         % of          Ended         % of
                                                    Sept. 26, 2008    Total     Sept. 28, 2007    Total
                                                    --------------    -----     --------------    -----
Asia - Pacific                                          $ 62.3          51%          $36.9          46%
Europe                                                    32.1          27            24.4          30
Americas                                                  27.9          22            18.9          24
                                                        ------         ---           -----         ---
                                                        $122.3         100%          $80.2         100%
                                                        ======         ===           =====         ===

Product Group Information:
--------------------------

Revenue, based on product group, was distributed as follows:

                        Three Months                 Three Months                Three Months
                           Ended          % of          Ended         % of          Ended         % of
                       Sept. 26, 2008     Total     June 27, 2008     Total     Sept. 28, 2007    Total
                       --------------     -----     -------------     -----     --------------    -----
Communication Products      $39.7           64%         $39.1          65%          $33.7           68%
Medical Products              7.8           13            9.2          15             6.3           13
Optical Products              6.8           11            6.2          10             3.6            7
Custom & Other                7.5           12            6.0          10             6.0           12
                            -----          ---          -----         ---           -----          ---
                            $61.8          100%         $60.5         100%          $49.6          100%
                            =====          ===          =====         ===           =====          ===

                                                      Six Months                  Six Months
                                                        Ended         % of          Ended         % of
                                                    Sept. 26, 2008    Total     Sept. 28, 2007    Total
                                                    --------------    -----     --------------    -----
Communication Products                                  $ 78.8           64%         $48.6           61%
Medical Products                                          17.0           14           12.8           16
Optical Products                                          13.0           11            7.1            9
Custom & Other                                            13.5           11           11.7           14
                                                        ------          ---          -----          ---
                                                        $122.3          100%         $80.2          100%
                                                        ======          ===          =====          ===